EXHIBIT 99.1: PRESS RELEASE
LDK Solar Signs a Five-Year Wafer Supply Agreement with Qimonda AG
XINYU CITY, China and SUNNYVALE, Calif., May 05, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed a five-year contract to supply multicrystalline solar wafers to Germany-based Qimonda AG (Qimonda).
Under the terms of the agreement, LDK Solar will deliver approximately 540 MW of multicrystalline solar wafers to Qimonda (or its new joint venture with Centrosolar) over a five-year period commencing in 2009 through 2013. Qimonda will make an advanced payment representing a portion of the contract value to LDK Solar. Qimonda is leveraging its experience with silicon suppliers, as well as the availability of scrap silicon from its DRAM operations, to set up supply contracts with favorable terms. The signed agreement furthermore allows LDK Solar to receive scrap silicon material from Qimonda’s chip production operations. Silicon supply for the initial capacity has been secured with wafers from LDK Solar.
“We are excited to enter this long-term wafer supply agreement with Qimonda as they launch a new joint venture in the solar business,” stated Xiaofeng Peng, Chairman and CEO. “We are very pleased to have secured an additional resource of scrap silicon material through this strategic partnership.”
“We are pleased to build the long term partnership with the leading wafer manufacturer in China as we have newly entered the exciting field in renewable energy,” commented Kin Wah Loh, President and Chief Executive Officer of Qimonda AG. “We look forward to building a new competitive edge in the solar business with the support of LDK Solar.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300 mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Safe Harbor Statement for LDK Solar
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801